

16009095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5 ✳
PART III**

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SEC FILE NUMBER
8-51001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

820 Gessner Road, Suite 1250
(No. and Street)

Houston   TX   77024
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen S. Hand   713-744-3813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – if individual, state last, first, middle name)

2800 Post Oak Blvd, Ste 3200   Houston   TX   ___56
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Stephen S. Hand _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Hand Securities, Inc. _____ , as of _____ December 31 _____ , 20_15___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Executive Vice President / FinOP
Title

_____
Notary Public

```
KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2019
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This report ** contains (check all applicable boxes)
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hand Securities, Inc.
Index
December 31, 2015


Report of Independent Registered Public Accounting Firm

Board of Directors
Hand Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the Company) as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hand Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Houston, Texas
February 24, 2016

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets:

Cash and cash equivalents	$ 1,436,171
Deposit with clearing organization	49,466
Commissions and fees receivable	315,048
Prepaid expenses	17,814
Total assets	**$ 1,818,499**

Liabilities:

Accounts payable and accrued expenses	$ 24,699
Management fees payable to affiliate	175,531
Income taxes payable to CBSI	33,652
Total liabilities	**233,882**

Shareholder's equity:

Common stock, $1.00 par value, 50,000 shares authorized;	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	644,830
Retained earnings	938,787
Total shareholder's equity	**1,584,617**
Total liabilities and shareholder's equity	**$ 1,818,499**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note A: Organization and Nature of Business

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. Mutual fund activity is cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA").

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2015, the Company's cash accounts exceeded federally insured limits by approximately $686,171. Approximately 28% of cash and cash equivalents were held at one institution at December 31, 2015.

Securities Transactions
Securities transactions and related sales commission revenues are recorded on a trade-date basis. Commissions and fees consist primarily of sales commissions and 12b-1 fees. The 12b-1 fees are accrued as earned.

Commissions and Fees Receivable
Commissions and fees receivable are stated at the amount billed to customers, net of any allowance for doubtful accounts. The Company provides an allowance for doubtful accounts (when deemed appropriate), which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Commissions and fees receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts at December 31, 2015, was $440.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2015, the Company owed $33,652 to CBSI for the Company's pro rata share of income taxes.

Included in income tax is $13,245, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as income taxes and the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated events and transactions through February 24, 2016, the date the financial statements were issued, and noted no subsequent events requiring financial statement recognition or disclosure.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $649,168, which was $599,168 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.36 to 1.

Note D: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated, therefore no contingent liabilities have been recorded as of the balance sheet date.

Note F: Related-party Transactions

For the year ended December 31, 2015, the Company recorded management fee expenses of $2,142,305 for administrative and recordkeeping services provided by Benefit Plan Administrative Services, LLC, an affiliated company. At December 31, 2015, $175,531 of this amount was payable to the affiliate.

The Company maintains a checking account with Community Bank N.A., an affiliated company. At December 31, 2015, the balance in this account was $787,505.

Hand Securities, Inc.
A Wholly-owned Subsidiary of Community Bank System, Inc.

Report of Independent Registered Public Accounting Firm,

Statement of Financial Condition
December 31, 2015